August 24, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Irving
Senior Staff Accountant

Re:	F.N.B. Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K Filed April 22, 2016
File No. 001-31940

Ladies and Gentlemen:

The purpose of this letter is to provide a detailed response to the comment contained in the Commission’s July 15, 2016 letter (“Comment Letter”) to F.N.B. Corporation (“FNB” or the “Corporation”).

We respectfully acknowledge the Staff’s comment. At the time of receipt of the above referenced Comment Letter, the Corporation was actively engaged in its own assessment of non-GAAP disclosures in reference to the Commission’s Compliance & Disclosure Interpretations, Non-GAAP Financial Measures, last updated May 17, 2016 (“C&DI”).

On July, 21, 2016, FNB filed its Form 8-K containing the Corporation’s Press Release and on August 5, 2016, FNB filed its Form 10-Q report, both for the quarter ended June 30, 2016. To the extent the Staff’s Comment Letter related to information included in our Form 8-K or the Form 10-Q report, we have provided an explanation of our position for including certain information therein and as described in the respective Form 8-K and/or Form 10-Q reports.

For convenience of reference, we have included in italics the Staff’s numbered comment followed by FNB’s corresponding response.

The Corporation’s responses are as follows:

Form 8-K filed April 22, 2016

Exhibit 99.1

1.	You disclose that you adjust net income to remove merger, acquisition and severance costs to arrive at your non-GAAP operating net income. In this regard, we note that you have completed numerous acquisitions in the past two years. Further, we note that you entered into 2 agreements to acquire financial institutions so far in 2016 (Metro Bancorp, Inc. and branch purchases of Fifth Third Bank), so it appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We acknowledge the guidance in the C&DI as it relates to non-recurring items, specifically, Question 102.03 which states:

Question 102.03

Question: Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Is this prohibition based on the description of the charge or gain, or is it based on the nature of the charge or gain?

Answer: The prohibition is based on the description of the charge or gain that is being adjusted. It would not be appropriate to state that a charge or gain is non-recurring, infrequent or unusual unless it meets the specified criteria. The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K. See Question 100.01. [May 17, 2016]

We do not describe merger-related costs as “non-recurring.” As a result, we believe we have complied with the updated C&DI, which specifically relates to the description of the charge or gain being adjusted. As noted in the C&DI quoted above, the inability to label a charge or gain as non-recurring or infrequent does not have a bearing on whether such an adjustment can be made. As discussed in more detail below, we believe presenting net income as adjusted to remove merger, acquisition and severance costs provides our investors with a more understandable view of the Corporation’s financial performance.

Our overall philosophy in reporting our financial results has always been to enable all shareholders, both individual and institutional, to better understand the underlying financial performance of the Corporation.

As a company that is acquisitive, it is hard to understand how FNB is performing and expected to perform in the future when there are significant items embedded in the financial results. Acquisitions present a challenge in meeting this philosophy as we incur period costs that vary significantly in the amounts incurred as a function of the size of the acquisition and the specific facts and circumstances involved with meeting severance and contractual obligations, which also vary significantly from one acquisition to the next based on the nature and extent of long-term contracts in place. These merger-related costs are expensed as period costs and include charges for severance costs, contract buy-out costs, legal expenses and due diligence costs, as well as costs to integrate the acquired businesses into FNB’s operations. Because our acquisitions have varied significantly in size and complexity—to date, from a $300 million bank to a $3 billion bank – the impact of merger-related costs on net income has also varied significantly.

Operating net income is a non-GAAP measure used by FNB management to measure performance in operating our businesses that we believe provides investors with the ability to better understand business performance and the underlying trends produced by core business activities on a standalone basis and in comparison to other banks.

We believe merger expenses are not organic costs to run our operations and facilities. These charges represent expenses to either satisfy contractual obligations of acquired entities without any useful benefit to FNB or to convert and consolidate customer records onto the FNB platforms. These costs are based on the contracts in existence at the merger date.

We do not label merger-related costs as non-recurring, infrequent or unusual expenses, however, because each acquisition is of varying size and complexity it is significant to the understanding of the financial performance, trends, and forward-looking statements of the Corporation. As a result, we present our net income both with merger-related costs (a GAAP measure) and without merger-related costs (a non-GAAP measure), giving the GAAP measure prominence as required by C&DI Question 102.10. In addition, where merger-related costs are presented as a deduction, we provide a reconciliation of the non-GAAP financial measure to the most comparable GAAP measure, net income, in sufficient detail to allow a reader to understand the nature of the reconciling items in accordance with the guidance in C&DI Question 102.12.

In response to the updated guidance and receipt of the Comment Letter, we undertook a review of our merger-related non-GAAP measures and expanded and enhanced our disclosures in our most recent Form 8-K and Form 10-Q report for the quarter-ended June 30, 2016 as shown in the following sections.

Our Form 8-K, Exhibit 99.1 Press Release dated July 21, 2016, included the following expanded discussion and roll-forwards of our non-GAAP measure operating net income:

Page 1:

Quarterly Results Summary	2Q16	1Q16	2Q15
Reported Results
Net income available to common stockholders ($ in millions)	$39.3	$24.1	$38.1
Net income per diluted common share	$0.19	$0.12	$0.22

Operating Results (Non-GAAP *)
Operating net income available to common stockholders ($ in millions)	$46.1	$40.7	$38.4
Operating net income per diluted common share	$0.22	$0.21	$0.22

Average Diluted Shares Outstanding (in 000’s)	211,675	194,878	176,362

Operating net income is a non-GAAP measure used by management to measure performance of the operation of the business, and management believes that the use of this non-GAAP measure enhances investors’ ability to better understand the underlying business performance and trends produced related to core business activities. See Reconciliation of Operating Net Income in the Data Sheets that follow.

Page 5:

*  Non-GAAP Financial Measures

F.N.B. Corporation uses non-GAAP financial measures, such as operating net income available to common stockholders, operating net income per diluted common share, net interest income on a FTE basis, core net interest margin, efficiency ratio, tangible book value per common share and the ratio of tangible common equity to tangible assets, to provide information useful to investors in understanding F.N.B. Corporation’s operating performance and trends, and to facilitate comparisons with the performance of F.N.B. Corporation’s peers. The non-GAAP financial measures used by F.N.B. Corporation may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, F.N.B. Corporation’s reported results prepared in accordance with U.S. GAAP. Reconciliations of GAAP to non-GAAP operating measures to the most directly comparable U.S. GAAP financial measures are included in the tables at the end of this release under the caption “Non-GAAP Financial Measures.”

Operating net income is a non-GAAP measure used by management to measure performance in operating the business that management believes provides investors with the ability to better understand recurring business performance and the underlying trends produced by core business activities.

We believe merger expenses are not organic costs to run our operations and facilities.

These charges represent expenses to either satisfy contractual obligations of acquired entities without any useful benefit to F.N.B. Corporation or to convert and consolidate customer records onto the FNB platforms. These costs are unique to each transaction based on the contracts in existence at the merger date.

Page 9:

				Percent Variance
Statement of earnings	2Q16	1Q16	2Q15	2Q16 - 1Q16	2Q16 - 2Q15
Reconciliation of Operating Net Income: Net income available to common stockholders	$39,290	$24,122	$38,121
Merger, acquisition and severance costs	10,551	24,940	371
Tax benefit of merger, acquisition and severance costs	(3,693)	(8,411)	(130)

Operating net income available to common stockholders	$46,148	$40,651	$38,362	13.5	20.3

Net income per diluted common share	$0.19	$0.12	$0.22
Effect of merger, acquisition and severance costs	0.05	0.13	0.00
Tax benefit of merger, acquisition and severance costs	(0.02)	(0.04)	(0.00)

Operating net income per diluted common share	$0.22	$0.21	$0.22	4.8	0.0

Page 10:

	For the Six Months Ended June 30,		Percent Variance
Statement of earnings	2016	2015
Net income available to common stockholders	$63,412	$76,454
Merger, acquisition and severance costs	35,491	371
Tax benefit of merger, acquisition and severance costs	(12,104)	(130)

Operating net income available to common stockholders	$86,799	$76,695	13.2

Net income per diluted common share	$0.31	$0.43
Effect of merger, acquisition and severance costs	0.17	0.00
Tax benefit of merger, acquisition and severance costs	(0.06)	(0.00)

Operating net income per diluted common share	$0.43	$0.44	-2.3

Our Form 10-Q report dated August 5, 2016 included the following expanded discussion and roll-forward of our non-GAAP measure operating net income:

Page 54:

USE OF NON-GAAP FINANCIAL MEASURES

In addition to evaluating its results of operations in accordance with GAAP, the Corporation routinely supplements its evaluation with an analysis of certain non-GAAP financial measures, such as operating net income, return on average tangible common equity, return on average tangible assets and net interest income on a fully taxable equivalent (FTE) basis. The Corporation believes these non-GAAP financial measures enhance the ability of investors to better understand financial performance and the underlying trends related to core business activities. Additionally, these non-GAAP financial measures facilitate comparisons with the performance of the Corporation’s peers. The non-GAAP financial measures used by the Corporation may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Corporation’s reported results prepared in accordance with GAAP.

Page 56:

The following table shows how the Corporation’s operating net income (non-GAAP) for the period indicated was derived from amounts reported in the Corporation’s financial statements:

	Three Months Ended June 30,
(in thousands, except per share data)	2016	2015
Net income available to common stockholders	$39,290	$38,121
Merger, acquisition and severance costs	10,551	371
Tax benefit of merger, acquisition and severance costs	(3,693)	(130)

Operating net income available to common stockholders	$46,148	$38,362

Net income per diluted common share	$0.19	$0.22
Effect of merger, acquisition and severance costs	0.05	—
Effect of tax benefit of merger, acquisition and severance costs	(0.02)	—

Operating net income per diluted common share	$0.22	$0.22

Page 63:

The following table shows how the Corporation’s operating net income (non-GAAP) for the period indicated was derived from amounts reported in the Corporation’s financial statements:

	Six Months Ended June 30,
(in thousands, except per share data)	2016	2015
Net income available to common stockholders	$63,412	$76,454
Merger, acquisition and severance costs	35,491	371
Tax benefit of merger, acquisition and severance costs	(12,104)	(130)

Operating net income available to common stockholders	$86,799	$76,695

Net income per diluted common share	$0.31	$0.43
Effect of merger, acquisition and severance costs	0.17	—
Effect of tax benefit of merger, acquisition and severance costs	(0.06)	—

Operating net income per diluted common share	$0.43	$0.44

We understand the Commission’s rules and regulations on the use of non-GAAP measures including the most recently released C&DI guidance and believe our financial reporting on FNB’s Form 8-K and Form 10-Q for the quarter ended June 30, 2016 is consistent with that guidance. Our approach to financial reporting has always been to provide balance in our presentation of non-GAAP measures, adjusting for significant items of income and expense, in order to make it easier for an investor to understand the underlying trends of our businesses.

In addition, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or we can provide further information, please contact me at (724) 983-3745 or Tim Rubritz at (724) 983-2472.

Sincerely,

/s/ Vincent J. Calabrese, Jr.

Vincent J. Calabrese, Jr.

Chief Financial Officer

cc:	Timothy G. Rubritz, Corporate Controller
James G. Orie, Chief Legal Officer and Corporate Secretary